Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES M

C$500,000,000

FLOATING RATE SENIOR NOTES, DUE APRIL 2022

FINAL TERM SHEET

Dated April 17, 2018

Issuer:	Bank of America Corporation (the “Issuer”)

Ratings of this Series:	A3 (Moody’s)/A- (S&P)/A (Fitch)/A (DBRS)

Title of the Series:	Floating Rate Senior Notes, due April 2022 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	C$500,000,000

Issue Price:	100%

Trade Date:	April 17, 2018

Settlement Date:	April 24, 2018 (T+5)

Maturity Date:	April 24, 2022

Ranking:	Senior

Form and Denominations:	Book-entry only through participants in CDS (global certificate). Minimum denominations of C$150,000 with integral multiples of C$1,000 thereafter.

Coupon:	The Bankers’ Acceptance Rate (as defined below) plus 52 basis points, payable quarterly in arrears from, and including, April 24, 2018 to, but excluding, the Maturity Date.

Bankers’ Acceptance Rate:	“Bankers’ Acceptance Rate,” for any quarterly interest period, shall mean the average bid rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred-thousandth of one percent (with 0.000005% being rounded up) for Canadian dollar bankers’ acceptances with maturities of three months which appears on the Reuters Screen CDOR Page as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period; provided that if such rate does not appear on the Reuters Screen CDOR Page on such day or if the Reuters Monitor Money Rates Service is not available or ceases to exist, the Bankers’ Acceptance Rate for such period will be determined using an Alternative CDOR Page as of an Alternative Time on such day. If no such Alternative CDOR Page is available on such day, the Bankers’ Acceptance Rate for such period shall be the average of the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers’ acceptances with maturities of three months for same day settlement as quoted by such of the Schedule I banks (as defined in the Bank Act (Canada)) as may quote such a rate as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period.

“Reuters Screen CDOR Page” shall mean the display designated as page “CDOR” on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for the purpose of displaying, among other things, Canadian dollar bankers’ acceptance rates.

“Alternative CDOR Page” shall mean the display, designated as page “CDOR” on Bloomberg, or an equivalent service that displays average bid rates of interest for Canadian dollar bankers’ acceptances with maturities of three months.

“Alternative Time,” for any Alternative CDOR Page, shall mean the time of day at which such Alternative CDOR Page becomes available.

Interest Payment Dates and Interest Reset Dates:	Quarterly coupon payments on the 24th of January, April, July, and October beginning July 24, 2018, subject to adjustment in accordance with the modified following business day convention (adjusted).

Day Count Fraction:	Actual/365 (Fixed), which is the actual number of days in the relevant period divided by 365.

Business Days:	New York, Charlotte, Toronto.

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as the notes are registered with the SEC. Resales in Canada will be subject to resale restrictions.

Syndicate:

Merrill Lynch Canada Inc. (Joint Bookrunner)

BMO Nesbitt Burns Inc. (Joint Bookrunner)

CIBC World Markets Inc. (Joint Bookrunner)

RBC Dominion Securities Inc. (Joint Bookrunner)

Scotia Capital Inc. (Joint Bookrunner)

TD Securities Inc. (Joint Bookrunner)

National Bank Financial Inc. (Co-manager)

Listing:	None

Paying Agent:	BNY Trust Company of Canada

Clearing and Settlement:	CDS

CUSIP:	060505FH2

ISIN:	CA060505FH28

Concurrent Offerings:	C$1,000,000,000 3.301% Fixed/Floating Rate Senior Notes, due April 2024 The settlement of the Notes is not contingent on the settlement of the concurrent offering.

Redemption for Tax Reasons:	Yes

Optional Redemption:

The Issuer may redeem the Notes, at its option, in whole, but not in part, on April 24, 2021, upon at least 30 calendar days’, but not more than 60 calendar days’, prior written notice to holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to but excluding, the redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

Unless the Issuer defaults on payment of the redemption price, interest will cease to accrue on the Notes on the redemption date.

Calculation Agent:	Merrill Lynch Canada Inc.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch Canada Inc. toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

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